Corporate, Securities, Public/Private Offerings, Contracts, Mergers & Acquisitions, Litigation

David M. Loev	6300 West Loop South, Suite 280	Telephone (713) 524-4110
John S. Gillies	Bellaire, Texas 77401	Facsimile (713) 524-4122
Timothy J. Henderson*		www.loevlaw.com
Christian, Smith & Jewell**

* Of Counsel, Board Certified Civil Trial Law (Texas)

** Of Counsel

August 16, 2016

Ms. Loan Lauren P. Nguyen	VIA EDGAR
Legal Branch Chief
Office of Natural Resources
U.S. Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4628
Phone: (202) 551-3642

Re:	Vertex Energy, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed July 25, 2016
File No. 333-205871

Dear Ms. Nguyen:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), we would like to thank you for your prompt review of the Company’s Post-Effective Amendment (Amendment No. 2) to Form S-1 Registration Statement (File No. 333-205871) (the “Registration Statement” and “Amendment No. 2”) filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2016. We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated August 5, 2016. In connection with these responses and certain verbal comments provided by the Staff, the Company is filing an Amendment No. 3 to the Post-Effective Amendment to Registration Statement on Form S-1 (“Amendment No. 3”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

General

1.	We note that you originally registered 8,064,534 shares of common stock issuable upon exercise of 8,064,534 outstanding shares of your Series B Preferred Stock on the registration statement. We further note your explanatory note indicates that 3,575,070 shares are being removed as explained in paragraph (b) and footnote 1 thereto. However, it appears that fewer than 3,575,070 of these shares are being removed from this registration statement. Please revise or advise as to this apparent inconsistency.

Mrs. Loan Lauren P. Nguyen
August 16, 2016

RESPONSE:

We have revised Amendment No. 3 to address the inconsistency you referenced.

Upon further review we determined that Amendment No. 2 incorrectly disclosed the number of shares of common stock being removed from the registration statement. While 3,575,070 total shares of Series B Preferred Stock were cancelled in connection with the repurchases affected in connection with the Company’s Series B1 Preferred Stock offering (the “Repurchases”), only 3,436,539 of those shares were shares of Series B Preferred Stock which were originally issued by the Company in May 2015, with the remaining shares (138,531) representing shares of Series B Preferred Stock issued in-kind, in lieu of dividends on shares of Series B Preferred Stock, subsequent to the original filing date of the Registration Statement. As such, only 3,436,539 of the 8,064,534 shares of common stock issuable upon conversion of 8,064,534 outstanding shares of Series B Preferred Stock originally registered on the Registration Statement are being removed in connection with the Repurchases, as reflected in Amendment No. 3.

Below, for clarity purposes, is a spreadsheet reconciling the number of shares of common stock originally registered on the Registration Statement upon conversion of Series B Preferred Stock and in-kind dividends and the number of shares of common stock initially registered on Form S-1 Registration Statement (File No. 333-207156) and which are currently registered therein, including a calculation of the portion of such shares which were originally included in the Registration Statement.

Mrs. Loan Lauren P. Nguyen
August 16, 2016

Name of Selling Stockholders	Original Series B Preferred Stock Issued and Outstanding at Time of Original Registration Statement Filing (File No. 333-205871) and Registered Therein	Total Shares of Series B Preferred Stock Cancelled as Part of the Repurchases Out of the Series B Preferred Stock Original Issued	Total Series B Preferred Stock Cancelled as Part of the Repurchases	Difference in Total Repurchased and Original Shares (Equals in-Kind Dividend Shares Cancelled as Part of Repurchases)	Total Number of Original Shares of Series B Preferred Stock Left After Repurchases to Be Registered in Registration Statement (File No. 333-205871)	Total Dividend Shares Which Would Accrue on Remaining Series B Preferred Stock as Calculated Originally in Form S-1 (File No. 333-205871)[1]	Original Dividend Shares Registered Form S-1 (File No. 333-205871)[1]	Additional Dividend Shares Originally Registered on Form S-1 (File No. 333-207156)	Current Dividend Shares Registered on Form S-1 (File No. 333-207156)	Difference Between Total Previously Registered and Currently Registered	Currently Outstanding Shares of Series B Preferred Stock	Total Shares of Common Stock Issuable Upon Conversion of Already Issued in-Kind Series B Preferred Stock Shares to Be Registered on Form S-1 (File No. 333-207156)
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)

				=(B)-(C)	=(A)-(B)	=ROUND(((E)*3.1 *0.06*5) /2.92,0)	=ROUND(((A)*3.1 *0.06*5) /2.92,0)			=(G)+(H)-(I)		=(K)-(E)
Adam Usdan	260,904	—	—	—	260,904	83,096	83,096	12,169	90,796	4,469	277,189	16,285
Alexander Douglas 2K3 Trust	107,528	107,528	112,552	5,024	—	—	34,247	5,022	—	39,269	—	—
Amanda Douglas 2K3 Trust	107,528	107,528	112,552	5,024	—	—	34,247	5,022	—	39,269	—	—
Ardsley Partners Renewable Energy Fund, L.P.	645,162	333,981	333,981	—	311,181	99,109	205,480	30,087	125,304	110,263	344,012	32,831
Burguete Investment Partnership, L.P.	80,646	80,646	84,415	3,769	—	—	25,685	3,766	—	29,451	—	—
Capital Ventures International	161,292	161,292	168,827	7,535	—	—	51,370	7,520	—	58,890	—	—
Carrhae & Co. fbo Wasatch Micro Cap Value Fund	500,000	—	—	—	500,000	159,247	159,247	23,328	173,994	8,581	531,208	31,208
Harbour Holdings Ltd.	117,098	—	—	—	117,098	37,295	37,295	5,463	40,759	1,999	124,408	7,310
Intracoastal Capital, LLC	32,260	—	—	—	—	10,275	10,275	—	—	10,020	—	—
IRA Services Trust Company CFBO Richard Jacinto II Roth IRA acct# IRA115447	1,290,324	1,290,324	1,350,596	60,272	—	—	410,959	60,184	—	471,143	—	—
Jake Douglas 2K3 Trust	107,528	107,528	112,552	5,024	—	—	34,247	5,022	—	39,269	—	—
KC Gamma Opportunity Fund LP	112,904	112,904	118,179	5,275	—	—	35,959	5,266	—	41,225	—	—
MAZ Partners LP	40,000	—	—	—	40,000	12,740	12,740	1,876	13,931	685	42,499	2,499
Osher Capital Partners LLC	30,000	30,000	31,404	1,404	—	—	9,555	1,411	—	10,966	—	—
Pennington Capital LLC	580,646	—	—	—	580,646	184,932	184,932	27,083	202,053	9,962	616,886	36,240
Prescott Group Aggressive Small Cap Master Fund, G.P.	967,742	967,742	1,012,946	45,204	—	—	308,218	45,124	—	353,342	—	—
Skylands Quest LLC	48,388	—	—	—	48,388	15,411	15,411	2,262	16,849	824	51,410	3,022
Skylands Special Investment II LLC	26,452	—	—	—	26,452	8,425	8,425	1,239	9,218	446	28,106	1,654
Skylands Special Investment LLC	130,646	—	—	—	130,646	41,610	41,610	6,097	45,471	2,236	138,802	8,156
Trellus Partners, LP	782,000	66,850	66,850	—	715,150	227,770	249,062	36,480	246,098	39,444	757,610	42,460
Trellus Small Cap Opportunity Fund, LP	322,582	70,216	70,216	—	252,366	80,377	102,740	15,048	89,638	28,150	269,546	17,180
Vertex One Asset Management Inc. on behalf of the Vertex Fund registered as Investor Company 5J5505D	1,612,904	—	—	—	1,612,904	513,699	513,699	75,218	561,243	27,674	1,713,568	100,664
	8,064,534	3,436,539	3,575,070	138,531	4,595,735	1,473,986	2,568,499	374,687	1,615,354	1,327,577	4,895,244	299,509

[1]	The original calculation used for the dividend calculation equaled total shares of Series B Preferred Stock multiplied by five (the Series B Preferred Stock is redeemable five years from the original issuance date), multiplied by a face value per share of $3.21, multiplied by 6% per year (the interest rate), divided by $2.92 (the lowest allowable conversion price of such dividends due). The Current Dividend Shares Registered on Form S-1 (File No. 333-207156)(Column I above) is based on a quarter-by-quarter calculation of the maximum accrued dividends payable over time, with compounding interest thereon.

Mrs. Loan Lauren P. Nguyen
August 16, 2016

2.	We note your explanatory note states that “approximately” 1,602,739 shares of common stock are instead being registered on your registration statement on Form S-1 (File No. 333-207156). Please revise to clarify the exact number of shares.

RESPONSE:

We have revised Amendment No. 3 to address the inconsistency you referenced. See also Column F of the table above.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
(john@loevlaw.com)
Senior Associate